Exhibit 99

Financial Statements

THE TRW CANADA STOCK SAVINGS PLAN
December 31, 2000 and 1999

REPORT OF INDEPENDENT AUDITORS

To the Participants and the Board of Administration of
The TRW Canada Stock Savings Plan

We have audited the statements of financial condition of the TRW Stock Fund, Pooled Money Market Fund Employees Profit Sharing Plan, Pooled Balanced Fund Registered Retirement Savings Plan and Pooled Money Market Fund Registered Retirement Savings Plan [constituting **The TRW Canada Stock Savings Plan**] as at December 31, 2000 and 1999 and the related statements of operations and changes in fund equity for these funds for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the several funds of **The TRW Canada Stock Savings Plan** as at December 31, 2000 and 1999 and the results of their operations and the changes in fund equity for the years then ended in accordance with accounting principles generally accepted in Canada.

Hamilton, Canada,	/s/ Ernst & Young LLP
March 8, 2001.	Chartered Accountants

The TRW Canada Stock Savings Plan
TRW Stock Fund

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2000	1999
	$	$
	[expressed in Canadian dollars]	
ASSETS		
Cash	**11,107**	5,246
Receivable from TRW Canada Limited	**138,306**	87,163
Investments at quoted market value		
TRW Inc. common stock		
20,367 shares [cost $1,390,023] in 2000 and		
13,089 shares [cost $957,618] in 1999	**1,183,437**	981,170
	1,332,850	1,073,579
LIABILITIES AND FUND EQUITY		
Withdrawals, terminations, and short-term distributions	**903,887**	828,383
Fund equity [including net unrealized appreciation of investments]	**428,963**	245,196
	1,332,850	1,073,579
Number of shares outstanding at December 31	**20,367**	13,089
Fund equity per share at December 31	**22.9816**	18.7329

See accompanying notes

The TRW Canada Stock Savings Plan
TRW Stock Fund

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2000	1999
	$	$
	[expressed in Canadian dollars]	
INVESTMENT INCOME		
Dividends on TRW Inc. common stock	**16,461**	11,030
Interest	**539**	34
	17,000	11,064
CONTRIBUTIONS		
Participants	**707,339**	455,563
TRW Canada Limited		
50% of total participants' contributions to all funds	**597,775**	440,952
	1,305,114	896,515
Net realized gain on transfer of investments to participants *[note 4]*	**71,011**	90,527
Unrealized depreciation of investments *[note 4]*	**(230,138)**	(82,077)
	(159,127)	8,450
	1,162,987	916,029
Less withdrawals and terminations		
Paid		
Cash	**1,288**	1,583
TRW Inc. common stock 1,161 shares in 2000; 713 shares in 1999	**74,045**	55,970
	75,333	57,553
Payable		
Cash	**11,436**	7,979
TRW Inc. common stock 15,589 shares in 2000; 11,594 shares in 1999	**892,451**	820,404
	903,887	828,383
	979,220	885,936
Increase in fund equity	**183,767**	30,093
Fund equity at January 1	**245,196**	215,103
Fund equity at December 31	**428,963**	245,196

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Employees Profit Sharing Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2000	1999
	$	**$**
	[expressed in Canadian dollars]	
ASSETS		
Cash	**21**	11,879
Receivable from TRW Canada Limited	**23,409**	22,019
Investments at market value		
Royal Trust Company Classified Money Market Fund 25,186 units [cost $251,863] in 2000 and 22,325 units [cost $223,250] in 1999	**251,863**	223,250
	275,293	257,148
LIABILITIES AND FUND EQUITY		
Withdrawals, terminations, and short-term distributions	**218,947**	211,299
Fund equity	**56,346**	45,849
	275,293	257,148
Number of units outstanding at December 31	**5,634.6**	4,584.9
Fund equity per unit at December 31	**10.0**	10.0

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Employees Profit Sharing Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2000	1999
	$	$
	[expressed in Canadian dollars]	
Interest income	**8,905**	5,506
Participants' contributions	**238,091**	230,976
	246,996	236,482
Less cash withdrawals and terminations		
Paid	**31,715**	20,126
Payable	**204,784**	205,424
	236,499	225,550
Increase in fund equity	**10,497**	10,932
Fund equity at January 1	**45,849**	34,917
Fund equity at December 31	**56,346**	45,849

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Balanced Fund Registered Retirement Savings Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2000 $	1999 $
	[expressed in Canadian dollars]	
ASSETS		
Cash	9	9,021
Receivable from TRW Canada Limited	18,964	12,653
Dividends receivable	18,692	5,077
Investments at quoted market value		
Royal Trust Company Classified Balanced Fund 49,447.5982 units [cost $759,145] in 2000 and 40,584.5417 units [cost $565,355] in 1999	869,927	686,045
	907,592	712,796
LIABILITIES AND FUND EQUITY		
Withdrawals, terminations, and short-term distributions	43,045	13,503
Fund equity [including net unrealized appreciation of investments]	864,547	699,293
	907,592	712,796
Number of units outstanding at December 31	49,447.5982	40,584.5417
Fund equity per unit at December 31	17.4841	17.230

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Balanced Fund Registered Retirement Savings Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2000	1999
	$	$
	[expressed in Canadian dollars]	
Income	**49,441**	25,558
Contributions		
Participants' contributions	**183,056**	136,422
Net realized gain on disposition of investments *[note 4]*	**34,021**	10,587
Unrealized (depreciation) appreciation of investments *[note 4]*	**(9,908)**	42,821
	24,113	53,408
	256,610	215,388
Less cash withdrawals and terminations		
Paid	**48,311**	89,062
Payable	**43,045**	13,503
	91,356	102,565
Increase in fund equity	**165,254**	112,823
Fund equity at January 1	**699,293**	586,470
Fund equity at December 31	**864,547**	699,293

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Registered Retirement Savings Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2000	1999
	$	**$**
	[expressed in Canadian dollars]	
ASSETS		
Cash	**1**	5,177
Receivable from TRW Canada Limited	**6,699**	5,695
Investments at market value		
Royal Trust Company Classified Pooled Money Market Fund 30,690 units [cost $306,899] in 2000 and 23,897 units [cost $238,966] in 1999	**306,899**	238,966
	313,599	249,838
LIABILITIES AND FUND EQUITY		
Withdrawals, terminations, and short-term distributions	**9,075**	—
Fund equity	**304,524**	249,838
	313,599	249,838
Number of units outstanding at December 31	**30,452.4**	24,983.8
Fund equity per unit at December 31	**10.0**	10.0

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Registered Retirement Savings Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2000	**1999**
	$	**$**
	[expressed in Canadian dollars]	
Interest income	**15,069**	12,336
Participants' contributions	**67,391**	59,633
	82,460	71,969
Less cash withdrawals and terminations		
Paid	**18,699**	91,888
Payable	**9,075**	—
	27,774	91,888
Increase (decrease) in fund equity	**54,686**	(19,919)
Fund equity at January 1	**249,838**	269,757
Fund equity at December 31	**304,524**	249,838

See accompanying notes

The TRW Canada Stock Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and 1999

1. GENERAL PLAN PROVISIONS

The investment programs of The TRW Canada Stock Savings Plan [the "Plan"] are as follows:

Participant contributions

Upon enrollment or re-enrollment, each participant directs that his contributions [computed in increments of one percent, from two percent to six percent of qualifying compensation] are to be invested in accordance with any of the following investment options:

[a]   100% in the TRW Stock Fund [the common stock of TRW Inc. in accordance with the Trust agreement and the Plan].

[b]   100% in the Pooled Money Market Fund Employees Profit Sharing Plan. At present, the Trustee invests all of the Pooled Money Market Fund amounts in the Royal Trust Company, Classified Money Market Fund in accordance with the Trust agreement and the Plan.

[c]   100% in the Pooled Balanced Fund Registered Retirement Savings Plan. At present, the Trustee invests all of the Pooled Balanced Fund amounts in the Royal Trust Company, Classified Balanced Fund, in accordance with the Trust agreement and the Plan.

[d]   100% in the Pooled Money Market Fund Registered Retirement Savings Plan. At present, the Trustee invests all of the Pooled Money Market Fund amounts in the Royal Trust Company, Classified Pooled Money Market Fund in accordance with the Trust agreement and the Plan.

[e]   A combination of options [a] through [d] in multiples of 25%.

Such direction may be revised on 30 days prior notice, effective January 1 of any year.

TRW Canada Limited contributions

TRW Canada Limited shall contribute to the Plan for each month, out of current or accumulated earnings, an amount equal to 50% of participant contributions for such month. TRW Canada Limited contributions vest immediately.

All TRW Canada Limited contributions are invested in the TRW Stock Fund.

TRW Canada Limited does not charge a fee for administering the Plans.

1

The TRW Canada Stock Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and 1999

The number of participants in each Fund at December 31 is as follows:

	2000	1999
	#	#
TRW Stock Fund	**586**	245
Pooled Money Market Fund Employees Profit Sharing Plan	**128**	75
Pooled Balanced Fund Registered Retirement Savings Plan	**153**	62
Pooled Money Market Fund Registered Retirement Savings Plan	**62**	39

The total number of participants in the Plan is less than the sum of the number of participants shown above because many are participating in more than one Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, and are within the framework of the accounting policies summarized below.

Gains and losses on investments

The realized gains or losses on disposition or transfer of an investment are determined from the market value of the investment at the date of disposition or transfer and the average cost base of that specific pool of investments prior to the disposition or transfer.

Unrealized gains or losses are determined as the net effect of the change in appreciation (depreciation) of investments from January 1 to December 31, based on market value and the average cost base of each investment at those respective dates.

Income recognition

Dividends are recognized as earned.

Interest income is recognized as it is earned consistent with the accrual basis of accounting.

2

The TRW Canada Stock Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and 1999

3. INCOME TAXES

The Plan is exempt from Canadian federal income taxes under provisions of the Income Tax Act. Federal income tax consequences to the participants under the Plan are as provided in the Income Tax Act. TRW Canada Limited contributions are taxable to the participants as is the income and all post-1971 capital gains less post-1971 capital losses of the Plan, all of which are allocated to the participants by the Trustee during the year, whether or not such amounts are paid to the participants by the Trustee during the year. In some circumstances, the amounts taxable could exceed the amounts allocated. The amount of foreign non-business income tax paid on foreign source income by the trusts under the Plan for the year is allocated to and deemed to have been paid by the participants for Canadian federal income tax purposes. Participants who are non-resident taxpayers are subject to special rules depending on whether they have performed duties in Canada during the year and are subject to 15% withholding tax on amounts paid or credited to them under the Plan.

4. UNREALIZED AND REALIZED (LOSSES) GAINS

Investments are stated at their quoted market value. The net unrealized appreciation (depreciation) of investments included in fund equity is as follows:

	TRW Stock Fund $	Pooled Balanced Fund $
	[expressed in Canadian dollars]	
Balance at December 31, 1998	105,629	77,869
Change for the year		
Market value	(82,077)	42,821
Balance at December 31, 1999	23,552	120,690
Change for the year		
Market value	(230,138)	(9,908)
Balance at December 31, 2000	(206,586)	110,782

3

The TRW Canada Stock Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and 1999

The net realized gains on the transfer or disposition of investments are summarized as follows:

	TRW Stock Fund	
	2000 **$**	**1999** **$**
	[expressed in Canadian dollars]	
Amount realized	**926,829**	942,356
Cost — average	**855,818**	851,829
Net realized gain	**71,011**	90,527

	Pooled Balanced Fund **Registered Retirement** **Savings Plan**	
	2000 **$**	**1999** **$**
	[expressed in Canadian dollars]	
Amount realized	**181,059**	66,113
Cost — average	**147,038**	55,526
Net realized gain	**34,021**	10,587

5. RELATED PARTY TRANSACTIONS

All expenses related to The TRW Canada Stock Savings Plan are paid by TRW Canada Limited.